UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116

Exp:30Sept07

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of: JUNE & JULY & AUGUST 2007	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

“Press Release”, dated June 4, 2007, “Continental Energy Invited to Make Presentation at Small Cap Conference Sponsored by Flaherty Financial News and Wall Street Research”

2.

“Press Release”, dated June 13, 2007, “Continental Energy Updates Progress on Seberaba-1 Wildcat”

3.

“Press Release”, dated June 27, 2007, “Second Bengara-II Drilling Contract Awarded”

4.

“Press Release”, dated July 16, 2007, “Goldman Sachs Comments on Continental Energy in CNPC (Hong Kong) Research Report”

5.

“Press Release”, dated July 24, 2007, “3rd Rig Tendered for Bengara-II Drilling Program”

6.

“Press Release”, dated August 21, 2007, “Continental Energy Updates Progress on Seberaba-1 Exploration Well”

7.

“Press Release”, dated August 23, 2007, “Continental Energy Accelerates 2007 Bengara II Block Drilling”

8.

“Press Release”, dated August 29, 2007, “Continental Energy Closes First Institutional Placement”

9.

“Press Release”, dated August 30, 2007, “Continental Energy Closes First Institutional Placement”

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .

If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 31 August 2007
(Registrant)

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

click here for printer friendly PDF version

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Invited to Make Presentation at Small Cap Conference Sponsored by Flaherty Financial News and Wall Street Research

Dallas - June 4, 2007- Continental Energy Corporation ("Continental" or "the Company") (CPPXF) announced today that it has been invited to be one of twelve NASDAQ, American Stock Exchange and OTCBB companies making presentations at a Small Cap Conference at The Penn Club of New York, 30 West 44th Street, New York, NY, on June 5, 2007.

This invitation came after Continental announced that it had spudded the Sebaraba-1 well, the first of a four well exploration drilling program in its Bengara-II Production Sharing Contract area in East Kalimantan, Indonesia.

The conference is sponsored by Flaherty Financial News and Wall Street Research. Wall Street Research specializes in the Micro-Cap and Small Cap arena looking for emerging growth companies with strong management, unique business strategies, significant market potential, value, financial strength and the potential for outstanding long-term earnings growth.

Continental's presentation will be from 1:30 p.m. to 1:55 p.m. CPPXF shareholders are welcome to attend. During the one day conference the Company’s CFO, James D. Eger, will be interviewed by American Scene Radio host, Steve Crowley, formerly the Money Editor of ABC's Good Morning America. CPPXF shareholders are welcome to attend.

Commenting on the presentation, the Company's CEO, Richard L. McAdoo, stated, "We are looking forward to telling our story to the New York investment community. We are now executing our strategy of exploring for large oilfields in Indonesia and are excited about our chances of finding “company maker” fields of 100 million barrels and larger through our current drilling program. Our partners in the Bengara-II Block include CNPCHK Indonesia, a wholly owned subsidiary of the China National Petroleum Company’s Hong Kong unit (0135.HK), and GeoPetro Resources (GPR).

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Updates Progress on Seberaba-1 Wildcat

DALLAS - June 13, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today issued an update on the progress of the drilling of its Seberaba-1 exploration well in the Bengara-II Block, onshore East Kalimantan, Indonesia.

Continental’s Exploration Manager, Andrew T. Eriksson, said from the Seberaba-1 rig-site, ”Drilling operations have reached the halfway mark and we are currently drilling below 2,000 meters on our way to a planned total depth of 4,000 meters. We have already seen some promising oil shows in the drill cuttings which bode well as we approach the first of four reservoir target horizons in the Meliat, Taballar, Tempilan, and Sujau formations all below 2,400 meters.”

“We expect to encounter and test sandstones of the Meliat Formation first. The Seberaba-1 well is positioned to test this reservoir interval on a 4-way dip closed dome on the northern end of a large growth fault structure. Meliat sandstones produce oil in fields 25 miles north of the Seberaba-1 well location. They also flowed 19 million cubic feet per day of high BTU content gas and 600 barrels per day of condensate at the Muara Makapan-1 discovery well, which was drilled in 1988 and is located in our Bengara-II Block some 9 miles north of Seberaba-1.”

“Our second target is porous limestone reefs of the Taballar Formation which we can observe on seismic and are located in an ideal position to receive and trap oil generated from a nearby “kitchen area”.

“Lastly, the Seberaba-1 will test for sandstone reservoirs in the Tempilan Formation and again in the Sujau Formation near total planned well depth. Continental geologists have observed both formations in outcrop to the west of the Bengara-II Block where each exhibits both organic rich shales conducive to hydrocarbon generation, and porous sandstones ideal as reservoirs. At the Seberaba-1 location our seismic indicates these formations will be penetrated in a fault closed rollover situation which should serve as an effective trap.”

Continental’s CEO, Richard L. McAdoo, said from Jakarta, “The Tempilan and Sujau Formations prospects that we will test at Seberaba-1 are of a very similar, look-alike geology to the recent and nearby Tulip oil discovery and to the Aster Field. The Aster Field is located offshore about 40 miles northeast of our Seberaba-1. ENI reported last month that its Aster-4 appraisal well flowed 5,000 BOPD of 28 API gravity oil. ENI also reported last month a new oil discovery of “significant size” 10 miles north of Aster Field at their Tulip-1 wildcat. ENI holds 4 PSC blocks adjacent to and east of our Bengara-II Block. Exploration activity in the Tarakan Basin is heating up, driven by these successes and we hope Seberaba-1 will continue the trend. Just in case, we have already selected 3 appraisal drilling locations on the Seberaba structure so we are ready if and when Seberaba-1 hits.”

About Continental Energy Corporation:

Continental Energy Corporation is an independent oil and gas exploration company, focused on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Second Bengara-II Drilling Contract Awarded

DALLAS, June 27 /PRNewswire-FirstCall/ -- Continental Energy Corporation (OTC Bulletin Board: CPPXF - News) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has awarded a second, turn-key, integrated drilling services contract to drill wells planned for 2007 on the 3,650 square kilometer (900,000 acre) Bengara-II Production Sharing Contract, onshore East Kalimantan, Indonesia.

Indonesian drilling contractor PT Indo Sichuan Petroleum was awarded the contract and will deploy a land drilling rig capable of drilling to a depth of 3,000 meters (9,800 feet).  Mobilization of the rig and equipment from Sumatra to the Bengara-II Block is underway, with arrival expected in July.

James D. Eger, Continental's CFO, said, "addition of the second rig will enable us to accelerate our exploration drilling program in Bengara-II and will also facilitate rapid appraisal of any discoveries we make. P.T. Indo Sichuan is doing a fine job for us on the Seberaba-1 well and it made sense to have them supply the second rig as well."

CGB2's four well 2007 exploration drilling program is fully funded, as detailed in Continental's earlier press release dated October 11, 2006.

About Continental Energy Corporation: Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Goldman Sachs Comments on Continental Energy

in CNPC (Hong Kong) Research Report

JAKARTA – July 16, 2007.  In a research report on CNPC (Hong Kong) (0135.HK) dated May 28, 2007 prepared by analysts in their Beijing office, Goldman Sachs maintained their BUY rating on CNPC (Hong Kong) and commented on the Bengara II partnership with Continental as follows:

“Apart from it’s (CNPC-HK) attractive valuation, we expect the results for its 70%-owned Bengara II project in Indonesia will be available before the exploration period expires on December 4, 2007 (then it will decide whether to apply for the development phase), which could be a positive catalyst.  We note that the share price of its partner, Continental Energy (CPPXF, not covered) – for which it’s 18% stake of the project represents the vast majority of its assets – has risen > 80% ytd.  We believe this may reflect increasingly optimistic prospects of this project. Continental Energy has disclosed that at this point the existing exploration work of Bengara II indicated good potential for prospective petroleum accumulations on the order of 50 – 200 million barrel reserves size and gas fields in the 0.3 – 1.2 trillion cubic feet range.”

James D. Eger, Continental’s CFO said,  “Although Goldman Sachs does not cover Continental Energy, this report could engender considerable interest in Continental in the Asian investment community.”

Richard L. McAdoo, Continental’s CEO said, “ Now that our drilling program is underway, a wider audience, especially in Asia, has become aware of our activities and of the potential increase in shareholder value that would follow drilling success in Bengara-II. We are pleased that Goldman Sachs recognizes the potential impact that this project could have on our much larger partner CNPC (Hong Kong).

On behalf of Continental Energy Corporation

“James D. Eger”

Secretary and CFO

About Continental Energy Corporation: Continental Energy Corporation is an independent oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com or contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas 75240.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

3rd Rig Tendered for Bengara-II Drilling Program

JAKARTA – July 24, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has called for tenders for a third drilling rig to provide turn-key, integrated drilling services to drill wells on the Bengara-II PSC, onshore East Kalimantan, Indonesia.

CGB2 expects to award the drilling contract around the end of August.

The third rig will allow for intensification of the 2007 drilling program and will facilitate rapid evaluation of the large, fault bounded structure currently being tested by the Seberaba-1 well.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com .

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Updates Progress on Seberaba-1 Exploration Well

DALLAS - August 21, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") is continuing to drill the Company’s Seberaba-1 exploration well.

As previously announced in the Company’s press release dated June 13, 2007, promising oil shows in the drill cuttings have been encountered in sandstones below 2,000 meters depth. Shows were encountered in several zones. Nine and five eights inch casing was set at 2,778 meters, and these promising zones will be tested upon completion of drilling.

Drilling on Seberaba-1 resumed, but was delayed due to a stuck drill pipe below 2,940 meters depth. Attempts to free the drill pipe were unsuccessful and the drill string was intentionally parted leaving approximately 100 meters of drill pipe “fish” in the hole. Prior to the drill pipe becoming stuck, a new zone with oil shows was encountered. An attempt to conduct an open hole drill stem test on this zone failed to achieve any results due to apparent collapse of the hole and plugging of the test tool.

A cement plug has been set on top of the fish and the well was successfully sidetracked on the second attempt at a depth of approximately 2,800 meters, and drilling has resumed. The company plans to re-drill the lost section of hole to approximately 3,000 meters and revaluate at that time as to whether to continue this wellbore to original target total depth of 4,000 meters or whether to set liner and conduct drill stem tests on zones already penetrated.

About Continental Energy Corporation:

Continental Energy Corporation is an international oil and gas exploration company focused entirely on making  major oil or gas discoveries in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Accelerates 2007 Bengara-II Block Drilling

DALLAS - August 23, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. has revised and accelerated its 2007 drilling program for the Bengara-II Block, onshore East Kalimantan, Indonesia.

The revised plan filed with Indonesian authorities increases the drilling program for 2007 from a total of four new exploration wells to a total of six new wells, two of which are classified as wildcat exploration wells and four of which are classified as appraisal wells.

A second drilling rig contracted by the company has arrived in the Bengara-II Block last week and will spud the second well of the six well program on the Bengara-II Block later this month.

Drilling on the company’s first 2007 Bengara-II Block well, the Seberaba-#1 wildcat, is nearing completion and once drilling is completed the drilling rig will be released and moved to spud  the third well of the 2007 program. A workover rig has arrived on location and will be deployed on the Seberaba-#1 to conduct a planned extensive formation flow testing program.

A third rig is underway to the Bengara-II Block and is expected to arrive in September to expedite the completion of the 2007 drilling program.

About Continental Energy Corporation:

Continental Energy Corporation is an international oil and gas exploration company, focused entirely on making major oil or gas discoveries in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact   Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Closes First Institutional Placement

DALLAS - August 29, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced hat it has closed a private equity placement with Macquarie Bank Limited. The placement was arranged by the London office of Macquarie’s Energy Capital Group with Macquarie Bank Limited (“Macquarie”) subscribing the equity for its own account.

Continental issued 5,000,000 common shares at a price of $ 0.65 per share for net proceeds of US$ 3,250,000. The placement included a total of 10,000,000 attached warrants with each having an exercise price of $ 0.90 per common share for a term of three years. When exercised the warrants will provide additional net proceeds of $ 9,000,000.

In addition to the equity placement, Continental also executed a mandate letter with Macquarie which outlines indicative terms and conditions under which Macquarie, on an exclusive basis and subject to technical and commercial due diligence, will arrange additional finance of up to US$100,000,000 for the company in the form of senior secured credit, hedging, and equity facilities. The proceeds from such additional funding shall be used to support both further development of the company’s Bengara-II Block oil and gas interests and to purchase or acquire and develop additional international oil and gas interests.

The placement is the first equity investment in Continental by an institutional investor. At the close of the placement the 5,000,000 shares owned by Macquarie represent a position of 7.65% of Continental’s issued and outstanding share capital. Exercise by Macquarie of its warrants would increase its ownership to 19.4% on a partially diluted basis.

The securities issued in the placement are subject to applicable hold periods and trading restrictions under regulation-S of the US Securities Act of 1933 and may only be offered, sold or otherwise transferred outside the US or inside the US in accordance with applicable exemptions from registration. Continental entered an agreement granting to Macquarie piggyback registration rights in the event of a Continental initiated registration of any restricted securities and demand registration rights at any time after the second anniversary of the placement .

The company paid a one-time, 5% arrangement fee to Macquarie’s Energy Capital Group in the form of 250,000 common shares in lieu of cash. No additional brokerage or finder’s fees were incurred or paid.

The shares and warrants were acquired by Macquarie for investment purposes and, depending on market and other conditions, Macquarie may increase or decrease its ownership of, or control or direction over, securities of Continental. To contact Macquarie, please call (212) 231 1710.

Andrew Sinclair, head of Macquarie’s Energy Capital Group in London said of the placement “Many years of diligent exploration effort by Continental has identified a very attractive drilling portfolio on the highly prospective Bengara II block. Continental and its partners have now commenced an aggressive drilling program to appraise and develop Bengara II. Macquarie is excited to join Continental at this time and looks forward to a long and successful relationship”. The company’s President, Richard L. McAdoo, said of the placement “We are very pleased to have Macquarie as our first major institutional investor. Macquarie has an outstanding reputation as an innovative investment banker and a major player in international oil and gas mergers, acquisitions and project finance. The $100,000,000 financing mandate will if brought to fruition provide us the all important war chest to back up our new ventures, acquisitions, and Bengara-II development and thereby move Continental from an exploration to a development stage company”.

About Macquarie Bank Limited

The Macquarie Bank Limited (Macquarie Bank) is a diversified international provider of specialist financial and investment banking services, with more than 10,000 people in 24 countries. Through its Energy Capital Croup, with offices in Houston, London and Sydney, Macquarie Bank provides a wide array of strategic debt and equity capital for the global oil and gas industry.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Closes First Institutional Placement

DALLAS - August 30, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today announced that it has closed a private equity placement with Macquarie Bank Limited. The placement was arranged by the London office of Macquarie’s Energy Capital Group with Macquarie Bank Limited (“Macquarie”) subscribing the equity for its own account.

Continental issued 5,000,000 common shares at a price of $ 0.65 per share for net proceeds of US$ 3,250,000. The placement included a total of 10,000,000 attached warrants with each having an exercise price of $ 0.90 per common share for a term of three years. When exercised the warrants will provide additional net proceeds of $ 9,000,000.

In addition to the equity placement, Continental also executed a mandate letter with Macquarie which outlines indicative terms and conditions under which Macquarie, on an exclusive basis and subject to technical and commercial due diligence, will arrange additional finance of up to US$100,000,000 for the company in the form of senior secured credit, hedging, and equity facilities. The proceeds from such additional funding shall be used to support both further development of the company’s Bengara-II Block oil and gas interests and to purchase or acquire and develop additional international oil and gas interests.

The placement is the first equity investment in Continental by an institutional investor. At the close of the placement the 5,000,000 shares owned by Macquarie represent a position of 7.65% of Continental’s issued and outstanding share capital. Exercise by Macquarie of its warrants would increase its ownership to 19.4% on a partially diluted basis.

The securities issued in the placement are subject to applicable hold periods and trading restrictions under regulation-S of the US Securities Act of 1933 and may only be offered, sold or otherwise transferred outside the US or inside the US in accordance with applicable exemptions from registration. Continental entered an agreement granting to Macquarie piggyback registration rights in the event of a Continental initiated registration of any restricted securities and demand registration rights at any time after the second anniversary of the placement .

The company paid a one-time, 5% arrangement fee to Macquarie’s Energy Capital Group in the form of 250,000 common shares in lieu of cash. No additional brokerage or finder’s fees were incurred or paid.

The shares and warrants were acquired by Macquarie for investment purposes and, depending on market and other conditions, Macquarie may increase or decrease its ownership of, or control or direction over, securities of Continental. To contact Macquarie, please call (212) 231 1710.

Andrew Sinclair, head of Macquarie’s Energy Capital Group in London said of the placement “Many years of diligent exploration effort by Continental has identified a very attractive drilling portfolio on the highly prospective Bengara II block. Continental and its partners have now commenced an aggressive drilling program to appraise and develop Bengara II. Macquarie is excited to join Continental at this time and looks forward to a long and successful relationship”.  The company’s President, Richard L. McAdoo, said of the placement “We are very pleased to have Macquarie as our first major institutional investor. Macquarie has an outstanding reputation as an innovative investment banker and a major player in international oil and gas mergers, acquisitions and project finance. The $100,000,000 financing mandate will, if brought to fruition, provide us the all important war chest to back up our new ventures, acquisitions, and Bengara-II development and thereby move Continental from an exploration to a development stage company”.

About Macquarie Bank Limited

Macquarie Bank Limited is a diversified international provider of specialist financial and investment banking services, with more than 10,000 people in 24 countries. Through its Energy Capital Group, with offices in Houston, London and Sydney, Macquarie Bank provides a wide array of strategic debt and equity capital for the global oil and gas industry.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.

For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240